Exhibit 99.2 to Report on Form 6-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 and notes thereto included in this report on Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary Statement Concerning Forward-Looking Information,” included in this report on Form 6-K.

Presentation of Financial Information

Our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included in this report on Form 6-K have been prepared in accordance with U.S. GAAP. Because we export more than 90.0% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements. Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars. As a result, amounts for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52. Our financial statements and financial data presented herein and prepared in accordance with U.S. GAAP do not reflect the effects of inflation.

Pursuant to SFAS 52, as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

In our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included in this report on Form 6-K, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Brazilian Corporate Law. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

As a result of the remeasurement of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included in this report on Form 6-K differ from those included in our statutory accounting records.

Brazilian Economic Environment

Events negatively affecting the commercial airline industry and the ensuing negative effects on the U.S. economy have adversely affected the global and Brazilian economies and securities markets, and have resulted in:

•	increased volatility in the market price of securities;

•	significant decline in corporate earnings estimates;

•	substantial losses in important industries, including the air transport and insurance industries; and

•	significant erosion of consumer confidence.

As discussed below, the uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank of Brazil changing base interest rates, which could adversely affect our operations.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business.

Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

Presidential elections were held in Brazil in 2002. The country experienced a period of market turmoil in the second half of 2002 as investors feared that the Labor Party would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.533 to US$1.00 on December 31, 2002. Inflation for the year 2002, as measured by the Índice Geral de Preços de Mercado or, IGP-M, a measure of Brazilian inflation, was 25.3% and real GDP grew by 1.9%.

The government elected in 2002 has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility and the Brazilian economy has witnessed increased stability. In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.889 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7%. Brazil’s real GDP increased 0.5% in 2003, despite the constraints on economic growth caused by high interest rates that prevailed at the beginning of 2003 as the Central

Bank of Brazil sought to combat inflationary pressures. President Luiz Inácio Lula da Silva was reelected in October 2006. See “Item 3D. Risk Factors—Risks Relating to Brazil—Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and the ADSs” of our annual report on Form 20-F for the year ended December 31, 2005, or our 2005 Annual Report.

In 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4%. Interest rates continued to be maintained at high levels, with the rates for interbank certificates of deposit (Certificados de Depósito Interbancário), or CDI, averaging 17.8% in 2004.

Given the positive 2004 results, investor confidence continued to be strong in 2005. The real appreciated by 8.1% and 11.8% against the U.S. dollar in 2004 and 2005, respectively, to R$2.3407 per US$1.00 at December 31, 2005.

In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion and the country achieved a record trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2%. Interest rates continued to be maintained at high levels, with the CDI averaging 19.0% in 2005.

In the first nine months of 2006, the real appreciated by 7.1% against the U.S. dollar, and the inflation rate measured by the IGP-M was 2.3%. Interest rates continued at high levels, with the CDI averaging 15.8% in the first nine months of 2006. In the same period, Brazil’s GDP increased 2.5% to US$445.0 billion, and the country achieved a surplus of US$34.0 billion.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the General Market Price Index and published annually by Fundação Getulio Vargas, and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank of Brazil on the last day of each period:

	At December 31,					At September 30,
	2001	2002	2003	2004	2005	2006
Inflation (General Market Price Index)	10.4%	25.3%	8.7%	12.4%	1.2%	2.3%
Devaluation (appreciation) (R$ vs. US$)	18.7%	52.3%	(18.2)%	(8.1)%	(11.8)%	(7.1)%

Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities, as expressed in U.S. dollars, declines when the real devalues, and increases when the real appreciates, against the U.S. dollar. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets and (b) a remeasurement gain on real-denominated monetary liabilities.

Recently Issued Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and in general terms:

(a)	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement 133;

(c)	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

(e)	amends FASB Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This FASB Statement is effective for all financial instruments acquired or issued on or after January 1, 2007 and its adoption is not expected to materially affect our financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that is reflected in measuring current and deferred tax assets. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. We are currently evaluating the potential impact of this interpretation on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We do not expect that this will have any significant impact on the accounting we currently follow for measuring fair value and are currently evaluating the expanded disclosure requirements about fair value measurements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit pension and other post-retirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We are required to adopt this statement in our financial statements for the year ended December 31, 2006 and believe this adoption will not materially affect our financial position and results of operations.

See also Note 3 to our condensed consolidated financial statements included in this report on Form 6-K for a summary of certain recently issued accounting pronouncements, which, as of September 30, 2006, had not yet been adopted.

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

Commercial Aircraft

According to the International Civil Aviation Organization, or ICAO, world airline scheduled passenger traffic is expected to grow 5.7% in the next two years. We project that world air traffic demand will increase by 4.9% per year in the next 20 years, assuming an average yearly growth of 3.0% in the world economy (GDP) and stimulated by continued fare reductions.

We believe that air travel demand is growing in all regions as a result of economic development, globalization, international trade, liberalization and declining passenger fares. We believe that air transport in China will present the highest average annual growth rate of around 7.0% in the next 20 years due to strong economic growth. We believe Asia Pacific, Middle East and Latin America will grow between 5.5% to 6.5% per year above the world rates, during the same period, due to more liberalization and low cost carrier expansion. We believe mature markets, like United States and Europe, will grow approximately 4% per year, with their world traffic share decreasing from 61.0% in 2006 to 53.0% in 2026.

We believe that there is a fundamental change in the industry’s revenue structure and a dramatic shift in consumer purchasing habits due to low cost carrier expansion and real-time internet fare information. Airlines need to increase their efficiency with lower costs, to compensate higher fuel costs, in order to survive in this highly competitive environment. We believe that increased aircraft productivity and better capacity management are helping airlines to reach high load factors and to achieve profitability in some regions.

We are forecasting a global demand for 7,500 jets in the 30-120-seat segment over the next twenty years, of which we expect that 2,800 units will be delivered to replace old and inefficient aircraft and the remaining 4,700 aircraft will be added in the current system to sustain the industry growth. We estimate that 3,050 aircraft will be delivered between 2007 and 2016, with the remaining 4,450 units to be delivered between 2017 and 2026. We estimate the total market value at US$220 billion. Our forecast indicates that 5,150 jets will be delivered to airlines operating in North America (mainly the United States) and Europe, which according to our projections would represent nearly 70% of total deliveries in the next 20 years.

We believe that the 30-60-seat segment has reached maturity, but will continue to play an important role in the North American and European air transportation systems and will develop new markets such as China, Mexico and Russia that have strong needs for regional aviation. We expect the fleet in this segment will decrease from 2,020 aircraft in 2006 to 1,860 aircraft in 2026.

We expect that the 61-90-seat segment will provide natural growth to regional airlines on high demand 50-seat regional jet routes, sustaining increased revenue and market share. In addition, we believe the segment will enable airlines to replace ageing aircraft and to right-size aircraft capacity to market demand with improved service levels.

We believe that the 91-120-seat segment will expand to help airlines to match aircraft capacity to market demand, through ageing aircraft replacement, right-sizing of narrow-body routes with excess capacity and low cost carrier expansion into mid-sized markets.

There is a clear trend towards higher capacity aircraft and, we believe that the 61-120-seat jet fleet will increase from 2,430 to 7,290 aircraft in the next 20 years, which according to our projections would represent approximately 80% of the world jet fleet in the 30-120-seat segment.

Executive Jets

As of September 30, 2006, we expected the executive aviation market to reach its all time record in terms of deliveries volume in 2006. We forecast 850 new jets deliveries in the period, which would lead to a growth rate of 16% from 2005.

Despite the imminent deceleration in North American economic growth and the resulting slowdown in new aircraft demand for the next couple of years, we expect the delivery scenario to remain positive in the short- and medium-term.

Some of the factors which we expect will sustain delivery rates in the following years are the expansion of industry’s backlogs, the healthy used aircraft market, the increasing demand for Very Light Jets and new air taxi per seat operators. The increasing deterioration of premium commercial air services due to the fear of terror and the restrictive security procedures in the main airports worldwide also we believe supports a “soft landing” of executive aviation demand and feeds the trend of a sustainable future growth.

Since the beginning of 2005, the business aviation market has registered an increase in international (i.e., non-U.S.) sales, mainly in the Middle East, Russia and Asia. We believe the demand in these non-traditional markets has been leveraged mainly by the economic growth and the dollar depreciation in those regions.

We expect the air taxi per seat business model to be tested in 2007. The value proposal of this market segment is to create an affordable new alternative to those customers who value real point-to-point travel in the range of 500 nautical miles by using technology-driven Very Light Jets. If successful, the air taxi model may generate a demand for hundreds of Very Light Jets and may modify the competitive dynamics of the executive aviation and even the commercial aviation offerings.

We believe that the majority of the customers expected for air taxi per seat models are likely to be those travelers that are not being satisfied by the current conditions of commercial air travel. The lower number of destinations, the delays of commercial flights, the restrictive security procedures and the reduction of premium services are the main fundamentals that we expect to support the model.

The industry investments are expected to focus on new products introduction and current product enhancements. As a result, manufacturers are also enhancing their sales and customer support structure in fast growing regions such as Asia, the Middle East and Eastern Europe.

We estimate an overall demand for 11,115 business jets over the next ten years, valued at approximately US$169 billion. We believe the new air taxi market may add another 2,500 to 3,000 aircraft to the Very Light Jet segment.

According to our forecast, the growth rate of executive aviation market revenues is expected to reach 2.2% year over year in the next ten years totaling US$169 billion. Deliveries are expected to reach 3.7% in the same period, reaching 11,115 aircraft.

We entered the Very Light and Light Jet segments with the launch of the Phenom jets, in May 2005, and introduced the Lineage 1000, an Ultra Large Jet based on the EMBRAER 190 commercial jet platform, in May 2006.

We expect to enhance our Executive Jets customer support and services offering. We expect to add four wholly owned service centers in the next three years, and we are revamping the authorized service center network. By 2008, we project that 45 service centers will support our Executive Jets fleet. We plan to establish a joint-venture with the Canadian company CAE Inc. to develop training for the Phenom jets. We plan also to invest in parts inventory and logistics, as well as in the enhancement of our special maintenance programs.

We believe our commitment to business aviation has produced significant results in 2006. As of September 30, 2006, the Executive Jets division had added approximately US$1.9 billion of new contracts to our firm backlog. Firm orders for the recently launched Phenom 100 and Phenom 300 Very Light and Light Jets stood at over 310 aircraft as of September 30, 2006.

As of September 30, 2006, there were more than 80 Legacy 600 executive jets operating in 18 countries. We expect to deliver 25 to 30 Legacy 600 jets per year in 2007 and 2008, up from 20 units delivered in 2005 and 13 in 2004.

In mid-2008, deliveries of the Phenom 100 will commence, totaling 15-20 units in the second half of the year. In 2009, when deliveries of the Phenom 300 begin in the second half of that year, the production rate of the Phenom 100 and Phenom 300 is projected to reach 120-150 units combined during that year.

Delivery of up to two Lineage 1000 jets is expected for the second semester of 2008, in its first production year. In 2009, three to four Lineage 1000 jets are planned to be delivered.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Therefore, in connection with the preparation of the financial statements included in this report on Form 6-K, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires us to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our consolidated financial statements included in our 2005 Annual Report includes a summary of the significant accounting policies and methods used in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Sales and Other Operating Revenues

We generally recognize sales of our commercial and executive aircraft as deliveries are made. In our defense and government segment, we perform work under long-term development contracts for the Brazilian government and other governments, and we recognize revenue in accordance with the percentage of completion method. Revenue recognized under this method is based on actual costs incurred and an estimate of the total remaining costs to be incurred prior to completion of the contract. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Anticipated losses, if any, under these contracts are accrued when known and recorded based on management’s estimate of such losses.

Product Warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners. We recognize warranty expense, as a component of selling expenses, at the time of sale based on the estimated amounts of warranty costs expected to be incurred, which are typically expressed as a percentage of the sales price of the aircraft. These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

Guarantees and Trade-In Rights

We have provided sales incentives in the form of financial and residual value guarantees and, in limited instances, trade-in rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third-party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third-party credit ratings and estimated obligors’ borrowing costs.

In accordance with FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” we record third-party guarantees on our balance sheet at their fair value. FIN 45 has the general effect of delaying recognition of a portion of our revenue for product sales that are accompanied by certain third-party guarantees. These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets. As a result, actual losses under financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results.

Basis of Presentation

The following discussion is based on, and should be read in conjunction with our unaudited condensed consolidated financial statements and related notes prepared in accordance with U.S. GAAP included in this report on Form 6-K.

Operating Data

The following chart sets forth statistical data concerning our deliveries and backlog for our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “—Trend Information” for certain information on our firm orders and options.

	At and for the year ended December 31,			At and for the nine months ended September 30,
	2003	2004	2005	2005	2006
Commercial Airline
Deliveries during the period (1)
ERJ 145	57	87(5)	46	40	10
ERJ 135	14	1(1)	2	2	—
ERJ 140	16	—	—	—	—
EMBRAER 170	—	46	46(1)	35(1)	26(2)
EMBRAER 175	—	—	14	9	8
EMBRAER 190	—	—	12	2	28
EMBRAER 195	—	—	—	—	1
Defense and Government (2)
Deliveries	1	1	7	5	3
Business Jet
Deliveries (1)	13(2)	13	14	8	17
Other Operating Information
Total backlog at the end of the period (in millions)(3)	US$10,591	US$10,097	US$10,383	US$10,415	US$13,311

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation, which includes one EMBRAER 190 and two EMBRAER 170 to TAME from Ecuador, in the first nine months of 2006.
(3)	Since September 30, 2006, we have received 67 additional firm orders for our EMBRAER 170/190 jet family.

Net Sales

We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 executive jets. Net sales of commercial and executive aircraft are denominated in U.S. dollars. Of defense and government net sales, approximately 67.4% are denominated in U.S. dollars and 32.6% are denominated in Brazilian reais, but indexed to the U.S. dollar through price adjustment mechanisms. Finally, we generate revenue from our other related businesses, which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services), operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing a purchase agreement for the sale of our commercial and executive aircraft and progress payments in the amount of 5.0% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5.0% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet, and, when we deliver the aircraft, these payments are offset against the related sales receivables and net sales recorded.

Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on escalation formulae which reflect, in part, inflation in the United States. The deposits, progress payments and option payments are generally non-refundable. Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

We recognize revenue from the sale of our defense aircraft, including the funding of the research and development for specific programs, in accordance with the percentage of completion method. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense and government customers continue to provide customer advances, which are converted into revenue as we achieve pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are generally non-refundable.

Cost of Sales and Services

Our cost of sales and services consists primarily of:

•	Material—These costs are primarily U.S. dollar-denominated. Substantially all of our materials costs are covered by contracts with our suppliers. Prices under these contracts are generally adjusted based on escalation formulae which reflect, in part, inflation in the United States.

•	Labor—These costs are primarily real-denominated.

•	Depreciation—We depreciate our property, plant and equipment over their useful lives, ranging from five to 48 years, on a straight-line basis. On average, our property, plant and equipment are depreciated over 16 years.

Trend Information

The following table summarizes our order book for the commercial aviation segment at September 30, 2006 (including orders for the defense and government segment placed by state-owned airlines such as Satena and Tame). Our total firm order backlog at that date, including executive jets and defense aircraft, was US$13.3 billion.

Commercial aviation	Firm orders	Options	Deliveries	Firm order backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	1	108	—
ERJ 140	74	—	74	—
ERJ 145	732	132	677	55
EMBRAER 170	152	133	120	32
EMBRAER 175	52	—	22	30
EMBRAER 190	298	248	41	257
EMBRAER 195	41	40	1	40

The following tables set forth our commercial aviation order book at September 30, 2006 by aircraft type, customer and country.

ERJ 135:
Customer	Firm orders	Delivered	Firm order backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:
Customer	Firm orders	Delivered	Firm order backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:
Customer	Firm orders	Delivered	Firm order backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	—	5
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
HNA (China)	50	—	50
KLM EXEL (Holand)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	732	677	55

EMBRAER 170:
Customer	Firm orders	Delivered	Firm order backlog
Alitalia (Italy)	6	6	—
Cirrus (Germany)	2	2	—
EgyptAir (Egypt)	6	—	6
Finnair (Finland)	10	9	1
Gecas (USA)	8	8	—
Lot Polish (Poland)	6	6	—
Paramount (India)	2	2	—
Republic Airline (USA)	48	47	1
Saudi Arabian Airlines (Saudi Arabia)	15	10	5
Swiss (Switzerland)	15	—	15
South African Airlink (South Africa)	2	—	2
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Undisclosed Customer	2	—	2

Total	152	120	32

EMBRAER 175:
Customer	Firm orders	Delivered	Firm order backlog
Air Canada (Canada)	15	15	—
Lot Polish (Poland)	4	4	—
Gecas (USA)	3	3	—
Republic Airlines (USA)	30	—	30

Total	52	22	30

EMBRAER 190:
Customer	Firm orders	Delivered	Firm order backlog
Air Canada (Canada)	45	15	30
AeroRepublica (Colombia)	5	—	5
Copa (Panama)	15	4	11
Finnair (Finland)	6	—	6
Gecas (USA)	12	—	12
HNA (China)	50	—	50
Jet Blue (USA)	101	21	80
Regional (France)	6	—	6
US Airways (USA)	57	—	57
TAME (Ecuador)	1	1	—

Total	298	41	257

EMBRAER 195:
Customer	Firm orders	Delivered	Firm order backlog
Gecas (USA)	8	—	8
Flybe (UK)	14	1	13
Royal Jordanian (Jordan)	4	—	4
Swiss (Switzerland)	15	—	15

Total	41	1	40

Results of Operations

The following table presents income statement data by business segment for the periods indicated.

Operating income	Nine months ended September 30,
	2005	2006
	(in thousands of US$)
Net sales:
Commercial Aviation	1,912,766	1,825,074
Defense and Government	306,766	151,371
Executive Aviation	154,764	359,287
Other related businesses	265,753	387,590

	2,640,049	2,723,322

Cost of sales and services:
Commercial Aviation	(1,284,591)	(1,330,451)
Defense and Government	(246,816)	(117,026)
Executive Aviation	(105,440)	(239,208)
Other related businesses	(180,379)	(263,158)

	(1,817,226)	(1,949,843)

Gross profit:
Commercial Aviation	628,175	494,624
Defense and Government	59,950	34,345
Executive Aviation	49,324	120,079
Other related businesses	85,374	124,431

	822,823	773,479

Operating expenses:
Commercial Aviation	(123,646)	(356,017)
Defense and Government	(52,390)	(20,437)
Executive Aviation	(91,845)	(107,886)
Other related businesses	(48,007)	(24,663)
Unallocated corporate expenses	(116,618)	(33,033)

	(432,506)	(542,006)
Income from operations	390,317	231,473

The following table sets forth income statement information, and such information as a percentage of our net sales, for the periods indicated.

Operating and non-operating income	Nine months ended September 30,
	2005		2006
	(in millions of US$, except percentages)
Net sales	2,640.0	100.0%	2,723.3	100.0%
Cost of sales and services	(1,817.2)	68.8%	(1,949.8)	71.6%

Gross profit	822.8	31.2%	773.5	28.4%
Operating income (expense):
Selling expenses	(177.9)	6.7%	(305.2)	11.2%
Research and development	(62.1)	2.4%	(76.6)	2.8%
General and administrative expenses	(138.9)	5.3%	(151.9)	5.6%
Employee profit sharing	(35.2)	1.3%	(27.2)	1.0%
Other operating expenses, net	(15.3)	0.6%	18.9	0.7%
Equity in income(loss) from affiliate	(3.1)	0.1%	—	—

Income from operations(1)	390.3	14.8%	231.5	8.5%
Non-operating income (expense):
Interest income (expense), net	(25.4)	1.0%	99.7	3.7%
Exchange income (loss), net	(19.5)	0.7%	(1.0)	—
Other non-operating income (expense), net	(0.7)	—	(0.2)	—

Income before income taxes(1)	344.7	13.1%	329.9	12.1%
Income tax benefit (expense)	(47.5)	1.8%	(59.4)	2.2%

Income before minority interest and equity income (loss) from affiliates	297.1	11.3%	270.5	9.9%
Minority interest	(7.4)	0.3%	(4.8)	0.2%
Equity in income (loss) from affiliates	—	—	—	—

Net income	289.7	11.0%	265.7	9.8%

(1)	Amounts may not sum due to rounding.

Nine Months Ended September 30, 2006 Compared with Nine Months Ended September 30, 2005

Net sales. Net sales increased 3.2% from US$2,640.0 million in the first nine months of 2005 to US$2,723.3 million in the first nine months of 2006. Net sales in the commercial aviation segment decreased 4.6% from US$1,912.8 million in the first nine months of 2005 to US$1,825.1 million in the first nine months of 2006. Net sales in the executive aviation segment increased 132.3% from US$154.8 million in the first nine months of 2005 to US$359.3 million in the first nine months of 2006. Defense and government net sales decreased 50.7% from US$306.8 million in the first nine months of 2005 to US$151.4 million in the first nine months of 2006. Net sales from customer services and other related businesses increased 45.9% from US$265.7 million in the first nine months of 2005 to US$387.6 million in the first nine months of 2006.

The decrease in commercial aviation net sales is primarily due to a lower number of deliveries during the period, we delivered 73 aircraft in the first nine months of 2006, compared to 88 aircraft in the first nine months of 2005 for that segment. This decrease in the number of deliveries is due to delays in the supply chain and difficulties related to the wing assembly of the EMBRAER 190 and the EMBRAER 195 jets. The increase in executive aviation net sales resulted from the delivery of 17 Legacy 600 executive jet in the first nine months of 2006 compared to eight aircraft of the same model delivered in the first nine months of 2005. The decrease in defense and government net sales is due to lower revenue recognized from programs subject to the percentage of completion method of revenue recognition, principally the ALX program. The decrease is also due to a lower number of aircraft delivered for authority transportation and state-owned companies. In the first nine months of 2006 we delivered three aircraft for that segment compared to five deliveries in the first nine months of 2005. The increase in net sales from customer services and other related businesses is mostly due to an increase in revenues from spare parts sales and services rendered, and to the remarketing of used ERJ 145 aircraft.

Cost of sales and services. Cost of sales and services increased 7.3% from US$1,817.2 million in the first nine months of 2005 to US$1,949.8 million in the first nine months of 2006, primarily due to the appreciation of the real against the U.S. dollar during the period, and the difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 jets, especially those related to the wing assembly. Approximately 15% of our cost of sales and services is denominated in reais. Cost of sales and services as a percentage of net sales increased to 71.6% in the first nine months of 2006, compared to 68.8% in the first nine months of 2005.

Gross profit. Our gross profit decreased 6.0% from US$822.8 million in the first nine months of 2005 to US$773.5 million in the first nine months of 2006, primarily due to the 7.1% appreciation of the real against the U.S. dollar during the period and the production learning curve associated with deliveries of the EMBRAER 170/190 family. As a result, our gross margin decreased from 31.2% in the first nine months of 2005 to 28.4% in the first nine months of 2006

Operating expenses. Operating expenses increased 25.3% from US$432.5 million in the first nine months of 2005 to US$542.0 million in the first nine months of 2006.

Research and development expenses in the first nine months of 2006 were US$76.6 million, compared to US$62.1 million in the first nine months of 2005. This increase is mainly attributed to the development of new products for the executive aviation segment and the research for improvements to all our products. During the first nine months of 2006, we also recognized revenues of approximately US$57.0 million as a reduction of research and development expenses due to an agreement between Kawasaki Heavy Industries Ltd. (KHI) and us, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. The amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which offset our research and development expenses, totaled US$36.2 million in the first nine months of 2006 compared to US$15.0 million in the first nine months of 2005.

Selling expenses showed an increase of 71.6% in the first nine months of 2006 compared to the first nine months of 2005 due to expenses associated with the implementation of a dedicated sales force and a marketing strategy to promote the new Phenom 100 and Phenom 300 executive jets, and efforts to support the commencement of the EMBRAER 190 model operations.

General and administrative expenses increased 9.3% from US$138.9 million in the first nine months of 2005 to US$151.9 million in the first nine months of 2006, mainly due to the effects on real-denominated administrative expenses resulting from the 7.1% appreciation of the real during the period (approximately 80% of our administrative expenses are denominated in reais) and to increases in employee salaries from a new collective bargaining agreement of approximately 8.0% in 2005.

Other operating expenses, net represented an expense of US$15.3 million in the first nine months of 2005 and an income of US$18.9 million in the first nine months of 2006, primarily due to the reversal of accrued tax penalties resulting from the favorable settlement of certain tax disputes in 2006.

As a result of the foregoing factors, operating expenses as a percentage of net sales increased from 16.4% in the first nine months of 2005 to 19.9% in the first nine months of 2006.

Financial income (expense), net. Financial income (expense), net, represented an expense of US$25.4 million in the first nine months of 2005 and an income of US$99.7 million in the first nine months of 2006, primarily as a result of an increase in net interest income derived from higher net cash availability in 2006 and the reversal of accrued interest charges resulting from the favorable settlement of certain tax disputes in 2006.

Foreign exchange income (loss), net. Foreign exchange income (loss), net, decreased from a loss of US$19.5 million in the first nine months of 2005 to a loss of US$1.0 million in the first nine months of 2006, reflecting the exchange variations on monetary assets and liabilities denominated in other currencies which are translated to U.S. dollars.

Income tax benefit (expense). The effective tax rate in the first nine months of 2006 was 18.0%, compared with 13.8% in the first nine months of 2005. Income tax expenses presented a 25.1% increase from US$47.5 million in the first nine months of 2005 to US$59.4 million in the first nine months of 2006, mainly due to earnings provided by currency variations reported in our financial statements prepared in accordance with Brazilian GAAP.

Net income. As a result of the foregoing factors, our net income decreased 8.3% from US$289.7 million in the first nine months of 2005 to US$265.7 million in the first nine months of 2006. In the first nine months of 2005, net income was 11.0% of net sales compared to 9.8% in the first nine months of 2006.

Research and Development

We incur research and development costs related to our aircraft and aircraft components. We also incur research and development costs that are not associated with the development of any particular aircraft. Such costs include the implementation of quality assurance initiatives, production line productivity improvements and studies to determine the latest developments in technology and quality standards. The research and development costs incurred by us are divided into two categories, research and development expense and additions to fixed assets. Research and development expense is the cost actually associated with the design and development of the aircraft less amounts earned from cash contribution from risk-sharing partners based on meeting performance milestones. Under U.S. GAAP, these costs are expensed in the year in which they are incurred. Additions to fixed assets relate solely to specialized equipment built by us and required for the project. These costs are treated as additions to property, plant and equipment.

We invest significantly in the development of new projects. Total research and development expenses for the first nine months of 2006, including expenses related to the development of the EMBRAER 170/190 jet family and to the development of our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, were US$76.6 million, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 2.8% in the first nine months of 2006. This net expense in research and development reflects revenues of US$57.0 million related to an agreement reached between Kawasaki Heavy Industries Ltd. and us during the first nine months of 2006, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for those aircraft.

In 2006, we expect our research and development costs to total approximately US$200.0 million, excluding contributions from risk-sharing partners but including costs related to the development of our new executive jets, for which we expect to spend US$88.0 million. We do not incur research and development expenses in defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs, whether commercial or executive aviation.

During 2007, we expect our research and development costs to total around US$237.0 million, excluding contributions from risk-sharing partners but including US$127.0 million related to development of new executive jets, US$51.0 million related to improvements in our Commercial Aviation segment products and US$59.0 million related to technology development.

We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development. In addition, the Brazilian and other governments fund substantially all of our defense and government research and development costs under long-term development contracts.

Liquidity and Capital Resources

Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners and advance payments from customers to meet these needs. We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop the EMBRAER 170/190 jet family, develop our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, make other planned capital expenditures and pay dividends. However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital. See “Item 3D. Risk Factors—Risks Relating to Embraer—We may have to refund cash contributions after the development of the EMBRAER 170/170 jet family, of the Phenom 100, and of the Phenom 300, if certification for each of these aircraft is not obtained” of our 2005 Annual Report.

As of September 30, 2006, we were not in compliance with one of our financial covenants. We promptly obtained a waiver for this covenant from the relevant creditors and are negotiating an amendment of such covenant with the applicable lender under such instrument.

Working Capital and Net Cash Provided by Operating Activities

We had a working capital surplus of US$1,815.4 million at September 30, 2006. Working capital has been stable at those levels, despite the increase noticed in cash and cash equivalents and temporary cash investments and the decrease in accounts receivable related to aircraft delivered for which sales financing arrangements are in the process of being structured, offset by an increase in inventory levels as a result of the ramp-up in the production of aircraft in the EMBRAER 170/190 family.

Our net cash used in operating activities was US$25.2 million in the first nine months of 2006 compared to net cash used in operating activities of US$447.1 million in the first nine months of 2005. This decrease is primarily due to an increase in our temporary cash investments during the nine months ended September 30, 2006, mainly as a result of an increase in assets held through exclusive fixed income funds with original maturities of more than 90 days.

Net Cash Used in Investing Activities

In the first nine months of 2006 our net cash used in investing activities was US$51.3 million, compared to US$50.2 million used in the first nine months of 2005, mainly because of additions to property, plant and equipment related to the production ramp-up of aircraft in the EMBRAER 170/190 family.

Capital Expenditures

Additions to property, plant and equipment were US$70.1 million for the first nine months of 2006, compared to US$50.4 million for the first nine months of 2005. These expenditures are related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

We currently expect investments in property, plant and equipment to total approximately US$72.0 million in 2006 and an additional US$194.0 million in 2007, primarily related to the ramp-up of the production of the EMBRAER 170/190 jet family, as well as productivity in general and investments in future customer services facilities.

Cash Provided by (Used in) Financing Activities and Total Debt

Net cash provided by financing activities was US$206.8 million for the first nine months of 2005 compared to net cash used in financing activities of US$89.2 million for the first nine months of 2006. In the first nine months of 2006, we distributed US$99.3 million as interest on shareholders’ equity compared with US$146.9 million distributed in the first nine months of 2005. We also repaid a total amount of US$705.7 million of our indebtedness in the first nine months of 2006, compared to the repayment in the aggregate amount of US$777.4 million in the first nine months of 2005. In addition, during the first nine months of 2005, we utilized new borrowings in the total amount of US$1,126.2 million, compared to new borrowings in the total amount of US$718.3 million during the first nine months of 2006.

At September 30, 2006, we had total debt of US$1,599.8 million under our financing arrangements described below, 47.5% of which consisted of long-term debt and 52.5% of which consisted of short-term debt.

Total debt consists of amounts recorded as loans and financing on our balance sheet and excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process. In accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities (revised December 2003) an interpretation of ARB 51,” an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Therefore, we have been consolidating certain SPEs owned by third parties for which we are the primary beneficiary. See Note 9 to our unaudited condensed consolidated financial statements included in this report on Form 6-K.

The effect of consolidating these SPEs resulted in non-recourse and recourse debt at September 30, 2006, reflected as a separate line item on our balance sheet, of US$828.4 million, and collateralized accounts receivable of US$818.4 million. US$513.8 million of this debt is non-recourse and we have no actual obligation for such debt as debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$314.6 million of debt is recourse to us as a result of pending equity contributions and is secured by a pledge of a deposit with a financial institution. The non-recourse and recourse debt is collateralized by the collateralized accounts receivable and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same. See Notes 8, 9 and 31 to our consolidated financial statements included in our 2005 Annual Report.

Credit Facilities and Lines of Credit

Long-term facilities

We maintained credit facilities with BNDES and FINEP, primarily to fund the development costs of the ERJ 145 and AL-X, that were fully paid in May and July 2005, respectively. Our subsidiaries maintain credit facilities with BNDES in the total amount of US$7.8 million outstanding at September 30, 2006, of which US$3.4 million is classified as short-term liabilities. We also maintain a credit facility with FINEP in a total amount of US$8.4 million outstanding at September 30, 2006. The total amounts borrowed under the BNDES and FINEP credit facilities are due November and December 2011, respectively. The interest rates on these facilities range from TJLP plus 3.0% to TJLP plus 5.0% per annum. For BNDES borrowings, our subsidiary ELEB also pays fees at the rate of 0.40% of the sales price of the landing gear of 450 EMBRAER 170 and EMBRAER 175 aircraft.

As of September 30, 2006, we had a credit facility with the Tokyo Branch of The Chase Manhattan Bank under which we borrowed the Japanese yen equivalent of US$150.0 million, principally to fund our purchase of aircraft component parts, of which the Japanese yen equivalent of US$31.7 million remained outstanding as of that date. This loan bore an interest rate equal to the twelve-month Japanese interbank deposit rate, or JIBOR, plus 1.1% per annum and was fully paid at maturity in December 2006.

In September 2002, we secured a US$100.0 million credit facility with Mitsui & Co., Ltd. and borrowed the full amount available thereunder, of which US$60.1 million remained outstanding as of September 30, 2006. This loan matures in September 2009 and bears interest at LIBOR plus 2.15%. The facility is guaranteed by Unibanco – União de Bancos Brasileiros S.A. and provides that, if we fail to maintain a minimum of 100 firm orders during the duration of the facility, Mitsui & Co. Ltd. has the right to declare all amounts outstanding under the facility due and payable.

We also have a US$100.0 million credit facility with Santander Central Hispano Benelux S.A., fully disbursed to fund our purchases of wings and other equipment from Gamesa. As of September 30, 2006, US$42.0 million was outstanding under this facility, which bears interest at a fixed rate of 4.49% per annum with final maturity in February 2009.

In July 2003, we signed a credit agreement with Sumitomo Mitsui Banking Corp. and other lenders providing for a term loan of US$200.0 million at the rate of LIBOR plus 2.97% per annum with final maturity in June 2010, to purchase materials for the manufacture of the EMBRAER 170/190 jet family. We borrowed the full amount under this facility in July 2003, of which US$205.5 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In April 2004, we entered into a credit agreement with Banco do Brasil S.A. for an import financing facility for US$50.0 million at a fixed rate of 4.60% per annum with final maturity in April 2007. We have borrowed the full amount of the facility, of which US$55.7 million remained outstanding as of September 30, 2006, including principal and accrued interest. In addition, in May and October 2005, we entered into two additional credit agreements with Banco do Brasil S.A. for import financing facilities, in the aggregate amount of US$42.0 million, at a fixed rate of 7% per annum with final maturities in April and September 2011, of which US$44.5 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In May 2004, we entered into a credit agreement with ABN Amro Bank for a working capital and import financing facility of US$71.0 million at a fixed rate of 7.19% per annum with final maturity in May 2009. We have borrowed the full amount of the facility, of which US$73.1 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In March 2005, Embraer entered into a credit agreement with Bladex – Banco Latinoamericano de Exportaciones S.A., for an import financing facility of US$51.2 million at the rate of LIBOR plus 1.88% per annum with final maturity in September 2010, of which US$51.2 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In April 2005, we entered into an Export Credit Note with Banco Votorantim S.A. of US$50.0 million at a fixed rate of 7.81% per annum with final maturity in April 2010, of which US$51.8 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In June 2005, we entered into an IFC – International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan for up to US$35.0 million, the B1 loan for up to US$60.0 million and the B2 loan for up to US$85.0 million. The terms of the loans are 12, 10 and eight years, respectively, and the loans bear interest at the average rate of six-month LIBOR plus 2.9% per annum. The facility is secured by a combination of mortgages on our main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement in an amount equivalent to 12 months’ interest coverage. In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility will have covenants related to compliance with IFC general environmental, health and safety guidelines. We have also agreed to a mandatory pre-payment provision which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues. As of September 30, 2006, US$185.7 million remained outstanding under this facility, including principal and accrued interest.

In August 2006, we entered into two credit facility agreements that were arranged and structured by Banco BNP Paribas Brasil S.A., or BNP Paribas Brasil. The total aggregate amount of such facilities is US$500.0 million. One of the credit facility agreements has the form of a trade finance credit agreement, in the total amount of US$250.0 million. Such facility is a multi-tranche syndicated trade finance agreement consisting of an export financing and/or an import financing facility, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million, available for multiple drawdowns on a non-revolving basis up to August 2009, with each drawdown being repayable in a single installment two years after of the borrowing date or on August 25, 2009, whichever occurs first. This tranche is subject to a commitment fee of 25 basis points per annum over the unused portion and, if disbursed, bears interest at the six-month LIBOR plus 40 and 45 basis points per annum, respectively, for export or import finance disbursements. We granted security for the export finance tranche by means of a first priority pledge to certain of our export receivables. The other credit facility agreement structured by BNP Paribas Brasil, has the form of a syndicated revolving facility, with a five-year availability period, in the total amount of US$250.0 million. In this syndicated revolving facility, certain of our subsidiaries are also qualified as borrowers. Disbursements under this revolving credit facility are repayable on August 25, 2011. This facility is subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at the one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice. Both credit facilities include customary covenants and restrictions, including but not limited to requirements to maintain defined debt liquidity and interest expense coverage ratios, and, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the export finance tranche will be available.

We have various other loans and credit agreements with aggregate outstanding borrowings of US$353.4 million at September 30, 2006, of which US$80.3 million was allocated to our subsidiaries.

Each of our long-term financing arrangements includes customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at September 30, 2006 and none of which are expected to have a material effect on our business. See Note 7 to our unaudited condensed consolidated financial statements included in this report on Form 6-K for further information on our financing arrangements.

Short-term facilities

In December 2005, we negotiated with BNDES a short-term pre-export credit financing for an amount up to US$200.0 million, of which US$53.0 million remained outstanding as of September 30, 2006, including principal and accrued interest. In June 2006, we entered into two more credit agreements with BNDES for a short-term pre-export credit financing, adding a total of US$200.0 million at a cost of TJLP plus 2.17% per annum with final maturities in September 2007, of which US$129.4 million remained outstanding as of September 30, 2006. In August 2006, we entered into two more credit agreements with BNDES for a short-term pre-export credit financing, totaling US$200.0 million at the rate of TJLP plus 2.15% per annum with final maturities in September 2007, of which US$199.6 million remained outstanding as of September 30, 2006.

We have various other short-term loans and credit agreements with aggregate outstanding borrowings of US$46.6 million at September 30, 2006, which total amount was allocated to our subsidiaries to finance working capital requirements. See Note 7 to our unaudited condensed consolidated financial statements included in this report on Form 6-K for further information on our financing arrangements.

Capital Contributions and Issuances of Capital Stock

During the first nine months of 2005, we received capital contributions in the aggregate amount of US$6.9 million, representing the issuance of preferred shares upon the exercise of options in connection with 2,421,870 preferred shares issued by us at a weighted average exercise price of R$7.02 per share. In addition, in the first nine months of 2006, 87,387 common shares were issued upon the exercise of options at an average exercise price of R$10.88 per share in the aggregate amount of US$0.4 million.

Off-Balance Sheet Arrangements

In the normal course of business, we participate in certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments that are discussed below. We also have a number of swap transactions that are discussed in “—Quantitative and Qualitative Disclosures about Market Risks.”

See also Note 13 to our unaudited condensed consolidated financial statements included in this report on Form 6-K for additional information on our off-balance sheet transactions.

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, we are usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. We may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet tight specific return conditions.

The following table provides quantitative data regarding guarantees we render to third parties. The maximum potential payments represent the worst-case scenario and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

Description	At December 31, 2005	At September 30, 2006
	(in thousands of US$)
Maximum financial guarantees	1,768,030	1,746,037
Maximum residual value guarantees	878,249	925,279
Mutually exclusive exposure (1)	(415,460)	(428,041)
Provisions and liabilities recorded	(54,011)	(52,713)

Off-balance sheet exposure	2,176,808	2,190,562
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,287,839

(1)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, their distinct effects have not been combined to calculate the maximum exposure.

As discussed in Note 13 of the unaudited condensed consolidated financial statements included in this report on Form 6-K, as of December, 2005 and September 2006, we maintained escrow deposits in the total amount of US$249.7 million and US$269.0 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Trade-in Obligations

In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft. At September 30, 2006, three commercial aircraft were subject to trade-in options. The trade-in price is determined in the manner discussed above under “—Critical Accounting Estimates—Guarantees and Trade-in Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the then-market price of the aircraft, which would result in a financial loss to us when we resell the aircraft. Based on our current estimates and third-party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. For the nine months ended September 30, 2006, we were not required to accept any aircraft as trade-in.

Financial and Residual Value Guarantees

We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,190.6 million as of September 30, 2006.

At September 30, 2006, we had US$269.0 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of September 30, 2006) and from other offsetting collections, such as cash deposits, would be US$2,287.8 million. The deposited amounts will be released when the financing contracts mature (from 2012 to 2019) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at September 30, 2006, we had invested part of the US$269.0 million deposited in escrow accounts in fourteen-year structured notes in a total amount of US$132.4 million with the depositary bank, which generated interest in the amount of US$5.7 million during the first nine months of 2006 that was added to the principal amount and recognized in our consolidated statements of income. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of, and/or moratorium on, the obligations above a specified threshold. See Note 13 to our unaudited condensed consolidated financial statements included in this report on Form 6-K.

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a cap and, therefore, in average our residual value guarantee exposure is limited to 21.0% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

We continually re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

Product Warranty Commitments

For information on our product warranty commitments see Note 13 to our unaudited condensed consolidated financial statements included in this report on Form 6-K.

Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of September 30, 2006.

Contractual Obligations	Total	Less than 1 year	1 –3 years	3 – 5 years	More than 5 years
	(in millions of US$)
Loans and Interest	1,956.0	985.2	608.4	281.4	81.0
Pension fund	106.8	10.0	20.0	20.0	56.8
Capital lease obligations	3.5	1.8	1.6	—	—
Operating leases	12.5	2.5	3.0	1.2	5.8
Purchase obligations	822.6	822.6	—	—	—
Other long-term liabilities	1,641.8	255.2	639.2	301.7	445.7

Total	4,543.1	2,077.4	1,272.1	604.3	589.3

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “—Off-Balance Sheet Arrangements” above and in “Item 5E. Off-Balance Sheet Arrangements” in our 2005 Annual Report. See “Item 3D. Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to cancellation provisions and trade-in options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future” of our 2005 Annual Report.

Purchase obligations consist of trade accounts payable and insurance payables.

Other long-term liabilities include recourse and non-recourse debt in the total amount of US$428.3 million that relates to obligations of our consolidated SPEs at September 30, 2006. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “—Quantitative and Qualitative Disclosures about Market Risk” below.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate these effects of interest rate fluctuations and to reduce our exposure to exchange rate risk. The following sections address the significant market risks associated with our financial activities.

Interest Rate Risk

Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

Our short- and long-term debt obligations totaled US$1,599.8 million at September 30, 2006 and were denominated in U.S. dollars, Brazilian reais, Japanese yen and Euros. Of the total amount of U.S. dollar-denominated debt of US$1,136.0 million, approximately US$547.7 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to the six-month LIBOR. Of the US$404.2 million of our Brazilian reais-denominated debt at September 30, 2006, US$397.9 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP was 7.5% per annum at September 30, 2006. We also maintain subsidiary lines of credit in the amount of US$6.3 million which bear interest at a variable rate based on 115.0% of CDI, the interbank deposit rate in Brazil. The US$31.7 million of Japanese yen-denominated debt bears a floating rate indexed to the Japanese interbank deposit rate, or JIBOR. In addition, all of our Euro-denominated debt, totaling US$27.9 million was fixed rate.

The table below provides information about our short- and long-term debt obligations as of September 30, 2006, that are sensitive to changes in interest rates and foreign currency exchange rates.

			Outstanding amount by year of maturity
	Weighted average interest rate 2006	Total outstanding amount	2006	2007	2008	2009	2010	2011	Thereafter	Total fair value
	(in thousands of US$, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	7.67%	114,902	38,413	76,490	—	—	—	—	—	117,913
U.S. dollars (fixed rate)	6.60%	210,760	98,267	112,492	—	—	—	—	—	209,156
Reais (TJLP indexed)	8.18%	387,029	54,763	332,267	—	—	—	—	—	504,761
Reais (CDI indexed)	20.76%	102	102	—	—	—	—	—	—	114
Euro (fixed rate)	3.70%	15,246	15,246	—	—	—	—	—	—	9,287
Yen (Jibor indexed)	1.17%	31,702	31,702	—	—	—	—	—	—	32,891
GBP (fixed rate)	6.00%	12	—	12	—	—	—	—	—	—
Total short-term debt		759,753	238,492	521,261	—	—	—	—	—	874,122
Long Term Debt
U.S. dollars (LIBOR indexed)	7.67%	473,355	—	57,615	134,669	134,426	64,976	25,555	56,114	486,976
U.S. dollars (fixed rate)	6.60%	336,959	—	9,936	143,535	58,880	53,892	40,716	30,000	337,495
Reais (TJLP indexed)	8.18%	10,878	—	1,346	5,494	1,346	1,346	1,346	—	9,402
Reais (CDI indexed)	20.76%	6,184	—	6,184	—	—	—	—	—	6,921
Euro (fixed rate)	3.70%	12,660	—	3,165	3,165	3,165	3,165	—	—	6,121

Total long-term debt		840,036	—	78,246	286,863	197,816	123,379	67,617	86,114	846,915

Total debt		1,599,789	238,492	599,507	287,836	197,816	123,379	67,617	86,114	1,721,037

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$551.9 million of our U.S. dollar floating interest rate U.S. dollar-denominated debt into U.S. dollar fixed interest rate denominated obligations. In addition, as of September 30, 2006, through such contracts, we had effectively converted US$23.4 million of our U.S. dollar fixed interest rate debt into CDI-based real denominated obligations. Through these swaps, we have also effectively converted the yen equivalent of US$31.7 million of our Japanese yen-denominated floating interest rate debt to an equivalent amount of U.S. dollar obligations with a fixed interest rate of 4.35% per annum. These swaps did not affect the maturity or amortization schedule of our existing debt.

We do not record these swaps as hedging transactions under U.S. GAAP. The swaps are recorded at fair value on our balance sheet, and we have recognized an unrealized loss of US$9.4 million as of September 30, 2006 included in interest income (expense), net. For further information about the terms of these swap transactions, including notional amount, maturity dates and fair value gains and losses, see Note 31 to our consolidated financial statements included in “Item 18. Financial Statements” of our 2005 Annual Report.

We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that the relatively low volatility of the TJLP is unlikely to have a material effect on our company.

The table below provides information about our short and long-term debt obligations as of September 30, 2006, that are sensitive to changes in interest rates and foreign currency exchange rates.

			Outstanding amount by year of maturity
	Weighted average interest rate 2006	Total outstanding amount	2006	2007	2008	2009	2010	2011	Thereafter	Total fair value
Short Term Debt	(in thousands of US$, except percentages)
U.S. dollars (LIBOR indexed)	7.62%	8,247	1,167	7,080	—	—	—	—	—	8,962
U.S. dollars (fixed rate)	7.38%	335,375	163,250	172,126	—	—	—	—	—	337,775
Reais (CDI indexed)	12.97%	13,844	4,067	9,776	—	—	—	—	—	13,337
Reais (TJLP indexed)	8.18%	387,029	54,763	332,267	—	—	—	—	—	504,761
Euro (fixed rate)	3.70%	15,246	15,246	—	—	—	—	—	—	9,287
GBP (fixed)	6.00%	12	—	12	—	—	—	—	—	—
Total short-term debt		759,753	238,492	521,261	—	—	—	—	—	874,122

Long Term Debt
U.S. dollars (LIBOR indexed)	7.62%	28,099	—	15,964	8,171	3,964	—	—	—	31,248
U.S. dollars (fixed rate)	7.38%	772,590	—	47,836	264,158	189,342	118,868	66,271	86,114	783,962
Reais (CDI indexed)	12.97%	15,809	—	9,935	5,875	—	—	—	—	16,182
Reais (TJLP indexed)	8.18%	10,878	—	1,346	5,494	1,346	1,346	1,346	—	9,402
Euro (fixed rate)	3.70%	12,660	—	3,165	3,165	3,165	3,165	—	—	6,121

Total long-term debt		840,036	—	78,246	286,863	197,816	123,379	67,617	86,114	846,915

Total debt		1,599,789	238,492	599,507	286,863	197,816	123,379	67,617	86,114	1,721,037

Foreign Currency Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends payable and certain other assets and liabilities, and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized on our income statement as interest income (expense), net.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of September 30, 2006 as well as the derivative transactions outstanding at the same date:

	Outstanding amount by year of maturity
	2006	2007	2008	2009	2010	Thereafter	Total outstanding amount		Total fair value
	(in thousands of US$, except percentages)
ASSETS
Cash and cash equivalents
In reais	474,156	—	—	—	—	—	474,156		474,156
In Euro	16,511	—	—	—	—	—	16,511		16,511
In Chinese Yuan	743	—	—	—	—	—	743		743
Investments and temporary cash investments
In reais	796,160	—	—	—	—	—	796,160		796,160
Trade accounts receivable		—	—	—	—	—
In reais	55,592	—	—	—	—	—	55,592		55,592
In Euro	59,120	—	—	—	—	—	59,120		59,120
Deferred income tax assets
In reais	104,314	82,738	43,440	11,146	8,655	13,019	263,312		263,312
In Euro	11,994	—	—	—	—	—	11,994		11,994
Other assets
In reais	60,058	13,490	—	—	—	—	73,548		73,548
In Euro	11,805	17,931	—	—	—	—	29,736		29,736
Total assets in reais	1,490,280	96,228	43,440	11,146	8,655	13,019	1,662,768		1,662,768
Total assets in Euro	99,430	17,931	—	—	—	—	117,361		117,361
Total assets in Chinese Yuan	743	—	—	—	—	—	743		743

LIABILITIES
Loans
In reais	54,865	339,797	5,494	1,346	1,346	1,346	404,193		521,198
In Euro	15,246	3,165	3,165	3,165	3,165	—	27,906		15,408
In Japanese Yen	31,702	—	—	—	—	—	31,702		32,891
Accounts payable to suppliers
In reais	50,692	—	—	—	—	—	50,692		50,692
In Euro	33,832	—	—	—	—	—	33,832		33,832
Customer advances		—	—	—	—	—
In reais	19,932	—	—	—	—	—	19,932		19,932
Other accounts payable & accrued liabilities
In reais	139,018	466	—	—	—	—	139,484		139,484
In Euro	46,912	842	—	—	—	—	47,754		47,754
Taxes and payroll charges payable
In reais	41,811	72,352	76,381	73,923	74,799	179,826	519,092		519,092
In Euro	6,537	—	—	—	—	—	6,537		6,537
In Chinese Yuan	—	—	—	—	—	—	—		—
Accrued taxes on income		—	—	—	—	—
In reais	330	—	—	—	—	—	330		330
In Euro	4,801	—	—	—	—	—	4,801		4,801
Deferred income tax liabilities
In reais	29,708	34,629	36,557	35,381	35,800	76,372	248,447		248,447
In Euro	2,184	—	—	—	—	—	2,184		2,184
Accrued dividends
In reais	54,053	—	—	—	—	—	54,053		54,053
Contingencies
In reais	6,251	5,089	5,372	5,199	5,261	9,337	36,509		36,509
In Euro	139	166	139	35	42	35	556		556

Total liabilities in reais	396,660	452,333	123,804	115,849	117,206	266,881	1,472,733		1,589,737
Total liabilities in Euro	109,651	4,173	3,304	3,200	3,207	35	123,570		111,072
Total liabilities in Japanese Yen	31,702	—	—	—	—	—	31,702		32,891
Total liabilities in Chinese Yuan	—	—	—	—	—	—	—		—

Total exposure in reais	1,093,620	(356,105)	(80,364)	(104,703)	(108,551)	(253,862)	190,035		73,031
Total exposure in Euro	(10,221)	13,757	(3,304)	(3,200)	(3,207)	(35)	(6,209)		(6,289)
Total exposure in Japanese Yen	(31,702)	—	—	—	—	—	(31,702)		(32,891)
Total exposure in Chinese Yuan	743	—	—	—	—	—	743		743

DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$ Floating v. US$ Fixed)
Notional amount	154,555	135,863	142,460	134,426	73,471	56,114	683,508		8,370
Average interest paid in US$							8.09%
Average interest received in US$							Libor + 2.87%
Cross-currency interest rate swap contracts (US$ v. R$)
Notional amount	6,814	16,646	4,788	—	—	—	24,865		(15,436)
Average interest paid in reais							58.66	% CDI
Average interest received in US$							5.56%
Cross-currency interest rate swap contracts (Yen v. US$)
Notional amount	34,719	—	—	—	—	—	33,541		(2,351)
Average interest paid in US$							4.31%
Average interest received in JPY							Jibor + 1.05%

Net exposure of assets/ liabilities
- In reais	1,086,806	(372,751)	(85,152)	(104,703)	(108,551)	(253,862)	165,170
- In Euro	(10,221)	13,758	(3,304)	(3,200)	(3,207)	(35)	(6,209)
- In Japanese Yen	(3,017)	—	—	—	—	—	(1,839)
- In CNY	743	—	—	—	—	—	743